 NEWS RELEASE

For Immediate Release
February 16, 2009

Ten Holdings updates market and announces proposed capital equity offering

WINNIPEG – Canwest Global Communications Corp. (“Canwest” or the “Company”) announced today that Ten Network Holdings Limited (“Ten Holdings”) has announced a potential capital equity offering of up to 120 million shares, which represents approximately 13% of the current shares outstanding, through an institutional placement.

The announcement came as Ten Holdings – which owns and operates the TEN Television Network (“TEN Television”) in Australia and EYE Corp.’s (“EYE”)  multi-national out-of-home advertising business – also provided a market update on expected earnings for the first half of fiscal 2009, in advance of its scheduled release of its results for this period in April 2009.

Canwest’s President and Chief Executive Officer, Leonard Asper, said the Company, which is a 56.6% shareholder in Ten Holdings, is supportive of the proposed capital equity offering and has elected not to participate in it. This means that upon a successful completion of the capital equity offering, Canwest will continue to hold a greater than 50% equity stake in Ten Holdings.

“I have advised the Board of Ten Holdings that Canwest presently intends to retain its shareholding.  Canwest endorses Ten Holdings’ proposed equity offering, its sound strategic direction, attractive market position and, despite the prevailing market conditions, future growth prospects,’’ Mr. Asper said.

Ten Holdings' executive chairman Nick Falloon said that the Australian advertising market has continued to be negatively impacted by the prevailing economic conditions. He said revenue for TEN Television in the first half of fiscal 2009 is expected to be approximately 12% lower than the corresponding period last year.

"This will result in consolidated revenue being approximately 11% behind the same period in fiscal 2008,’’ Mr. Falloon said.  “Consolidated earnings before interest, tax, depreciation and amortization (EBITDA) for the first fiscal half is expected to be approximately A$118 million, being 28% down on the result achieved in the first fiscal half of 2008."

In December, Ten Holdings advised that a comprehensive cost review had been conducted across the Group and the results of this review had been implemented, with substantial benefits being realized in operating costs.

Mr. Falloon said that Ten Holdings remains committed to continually reviewing its cost base and is expected to deliver zero cost growth (excluding selling costs), consistent with its previous guidance, while continuing to deliver ONE, the all-sport digital television channel set to launch in just over a month, as well as new international and domestic program initiatives for TEN Television.

Mr. Falloon said that in light of the recent sharp decline in global advertising markets, Ten Holdings has reviewed the assets and contracts in TEN Television and EYE and will recognize A$148 million in non-recurring charges including:
•	EYE - A$133 million, representing asset write downs and losses on onerous contracts, largely within the USA and UK operations, and
•	TEN - A$15 million, relating mainly to program inventory write downs.

"TEN's strong program line-up for 2009 is our best in years,’’ Mr. Falloon said. ‘’In the first official week of the survey period, TEN has demonstrated the strength of its line-up.’’

He added, ‘’TEN Television is well positioned to grow its already-competitive footing in the key 18-49 demographic and maintain its lead in 16-39s. The combination of TEN Television and ONE will provide a broader and more diverse offering for our viewers and advertisers.’’

Ten Holdings is seeking to undertake a potential equity offering through the institutional placement of up to 120 million new shares, which represents approximately 13% of its current total outstanding shares. Trading in Ten Holdings stock has been halted while the placement is being finalized.  Ten Holdings has stated that it will not proceed with the equity offering unless it is able to achieve an acceptable outcome in the share offering process. Should the placement not be completed, Ten Holdings remains well capitalized and is comfortably placed within the requirements of its lending facilities.

 “We believe that this is a strong asset that continues to evolve to meet the changing needs of its customers,’’ Mr. Asper said. “By continuing to develop a strong lineup and platforms like ONE, the all-sport digital television channel set to launch in just over a month, Ten Holdings is positioning itself for the future and to take advantage of the first sign of economic recovery.’’

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended November 30, 2008. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites, radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com